SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

WESTPOINT STEVENS INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

919610 5
919630 3

(CUSIP Number)

Holcombe T. Green, Jr., HTG Corp.,

3475 Piedmont Road, N.E., Suite 1600, Atlanta, Georgia 30305 (404) 261-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 919610 5, 919630 3	13D	PAGE 2 OF 7 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WPS Investors, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
NA

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

(14)	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 919610 5, 919630 3	13D	PAGE 3 OF 7 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HTG Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

(14)	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP NO. 919610 5, 919630 3	13D	PAGE 4 OF 7 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Holcombe T. Green, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
	(See Instructions)		(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER
NUMBER OF		1,742,171
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,742,171

	(10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,742,171

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☒

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.51%

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

AMENDMENT NO. 15
TO SCHEDULE 13D

     This Amendment No. 15 amends the indicated items of the statement on Schedule 13D, as amended, relating to the Common Stock, $.01 par value (“Shares”), of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P. (“WPS”), a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the President and sole director and shareholder of HTG Corp., as indicated below.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby restated as follows:

     Mr. Green is the beneficial owner of the 392,171 Shares he owns directly and 1,350,000 Shares subject to presently exercisable options, or an aggregate of 1,742,171 Shares, which represent approximately 3.51% of the Shares outstanding as of November 1, 2002.

     Item 5(b) is hereby restated as follows:

     Mr. Green has sole voting and dispositive power with respect to 392,171 Shares he owns directly and 1,350,000 Shares subject to presently exercisable options, or an aggregate of 1,742,171 Shares.

     Item 5(c) is hereby amended by adding the following:

     On December 11, 2002, 3,096,662 Shares beneficially owned by WPS were sold for consideration of $0.66 per Share. All of the foregoing Shares were sold by Bank of America, N.A., as pledgee under pledge agreements with Bank of America, N.A. The sales were effected in open market transactions.

     As of December 11, 2002, after closing of the transaction described above, WPS beneficially owned no Shares and HTG Corp., the general partner of WPS, was deemed to beneficially own no Shares.

     Item 5(e) is hereby amended to read as follows:

     Each of the reporting persons ceased to be the beneficial owner of more than 5% of the class of securities on December 11, 2002.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Acquisition Statement pursuant to Rule 13d-1(k).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2002

/s/ HOLCOMBE T. GREEN, JR. Holcombe T. Green, Jr., signing in the capacities and on behalf of each of the persons listed in Exhibit I hereto.

EXHIBIT INDEX

Exhibit	Description
1	Joint Acquisition Statement.